UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2019

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

Jerusalem BioPark

Hadassah Ein Carem,

Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

BiondVax Pharmaceuticals Ltd. (hereinafter, the "Company") announces that it will hold an Extraordinary General Meeting of Shareholders on May 28, 2019, at 4:00 p.m. Israel time, at the offices of Pearl Cohen Zedek Latzer Baratz, Azrieli Sarona Tower, 121 Menachem Begin Rd., 53rd floor, Tel Aviv, 6701203, Israel.

The Company hereby furnishes a Notice and Proxy Statement and form of voting instruction card with respect to the Company’s Extraordinary General Meeting of Shareholders to be held on May 28, 2019, describing the proposals to be voted upon at the meeting, and various other details related to the meeting.

The Notice and Proxy Statement and form of voting instruction card is furnished with this Form 6-K as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description

99.1	Notice and Proxy Statement and form of voting instruction card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: April 23, 2019	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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